Exhibit 99.3

BIOVAIL CORPORATION
PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Biovail Corporation hereby appoints Eugene Melnyk, Chairman of the Board of Directors, or failing him, Kenneth C. Cancellara, Senior Vice President Chief Legal Officer and Corporate Secretary, or failing him, John Miszuk, Vice President, Controller and Assistant Secretary, or instead of any of them                                                      , as proxyholder for the undersigned with full power of substitution to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of shareholders of the Company to be held on June 25, 2004 at 10:00 A.M. (Toronto time) at The Toronto Stock Exchange Broadcast and Conference Centre, Exchange Tower, 130 King Street West, Toronto, Ontario, Canada and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such proxyholder, the shares represented by this proxy are specifically directed to be voted as indicated below.

1.	For the election of the following persons as directors of the Company, to hold office until the next annual meeting of shareholders or until their successors are elected.
Eugene N. Melnyk, Rolf K. Reininghaus, Wilfred G. Bristow, Roger Rowan, Laurence E. Paul, Sheldon Plener and Michael Van Every
VOTE FOR ☐
WITHHOLD VOTE ☐
2.	For the re-appointment of Ernst & Young LLP, Chartered Accountants as the auditors of the Company, and the authorization of the directors to fix their remuneration.
VOTE FOR ☐
WITHHOLD VOTE ☐
3.	The Resolution approving the implementation of a new stock option plan, the full text of which is set out as Schedule "A" to the Management Information Circular.
VOTE FOR ☐
VOTE AGAINST ☐
DATED this day of , 2004.
Number of Shares
Signature of Shareholder
Name of Shareholder (print)

(See Over)

This proxy will be voted as directed where a choice is specified. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREON. THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PROXYHOLDER TO VOTE IN RESPECT OF ANY AMENDMENT OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH PROXYHOLDER IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

A person appointed as nominee to represent a shareholder need not be a shareholder.